# Womp Studio, LLC

Financial Statements for the Year Ended December 31, 2018

# TABLE OF CONTENTS

# REPORT OF THE INDEPENDENT ACCOUNTANT

To the Members
Womp Studio, LLC
515 Johnson Ave
Brooklyn, New York, 11237

We have reviewed the accompanying financial statements of Womp Studio, LLC (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the year ended December 31, 2018, and the related notes to the financial statements.

A review involves primarily applying analytical procedures to management's financial data and making inquiries to the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements
The Company's management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

## Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with the Statements of Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

March 31, 2019

Tenor Tax LLP
1732 1<sup>st</sup> Ave Suite 20989
New York, New York 10128
contact@tenor.tax | 845 327 1065

# FINANCIAL POSITIONS

| Assets | Dec. 31, 2018 | Dec. 31, 2017 |
|---|---|---|
| Current assets | | |
|   Cash | 4,149 | 6,573 |
|   Accounts receivables | 6,882 | - |
| | | |
| Deposits | 7,800 | 7,800 |
| Property and equipment, net | 53,683 | 65,151 |
| Total assets | 72,514 | 79,524 |

| Liabilities and Members' Equity | | |
|---|---|---|
| Current liabilities | | |
|   Accounts payable and accrued expenses | 10,009 | 2,316 |
| | | |
| Members' equity | 62,506 | 77,208 |
| Total liabilities and member's equity | 72,514 | 79,524 |

See the report of the independent accountant and accompanying notes to the financial statements.

# PROFITS AND LOSSES

| | 2018 | 2017 |
|---|---|---|
| Revenues | 339,660 | 75,423 |
| Cost of goods sold | | |
|   Materials | 21,760 | 14,586 |
|   Merchant fees | 4,470 | 1,181 |
|   Contractors | 93,484 | 57,424 |
| Total cost of goods sold | 119,714 | 73,191 |
| | | |
| Gross profit | 219,946 | 2,232 |
| | | |
| Operating expenses | | |
|   Personnel expenses | 141,424 | 56,898 |
|   Rent expenses | 46,810 | 46,886 |
|   General and administrative expenses | 41,991 | 23,748 |
|   Depreciation | 16,641 | 11,497 |
| Total operating expenses | 246,866 | 139,029 |
| Net loss | (26,920) | (136,797) |

See the report of the independent accountant and accompanying notes to the financial statements.

# STATEMENT OF CHANGES IN MEMBERS EQUITY

|                                      | 2018     | 2017      |
|--------------------------------------|----------|-----------|
| Members' equity, beginning of period | 77,208   | 7,800     |
| Net loss                             | (26,920) | (136,797) |
| Distributions                        | -        | (5,456)   |
| Contributions                        | 12,218   | 211,661   |
| Members' equity, end of period       | 62,506   | 77,208    |

See the report of the independent accountant and accompanying notes to the financial statements.

# STATEMENT OF CASH FLOWS

|                                                      | 2018      | 2017       |
|------------------------------------------------------|-----------|------------|
| Cash flows from operating activities                 |           |            |
| Net loss                                             | (26,920)  | (136,797)  |
| Change in accounts receivable                        | (6,882)   |            |
| Depreciation                                         | 16,641    | 11,497     |
| Change in accounts payable and accrued expenses      | 7,693     | 2,316      |
| Total cash flows from operating activities           | (9,468)   | (122,984)  |
|                                                      |           |            |
| Cash flows from investing activities                 |           |            |
| Purchase of property and equipment                   | (5,173)   | (76,648)   |
| Total cash flows from investing activities           | (5,173)   | (76,648)   |
|                                                      |           |            |
| Cash flows from financing activities                 |           |            |
| Distributions to members                             | -         | (5,456)    |
| Contributions from members                           | 12,218    | 211,661    |
| Total cash flows from financing activities           | 12,218    | 206,205    |
| Net change in cash                                   | (2,424)   | 6,573      |
| Cash, beginning of the period                        | 6,573     | -          |
| Cash, end of the period                              | 4,149     | 6,573      |

See the report of the independent accountant and accompanying notes to the financial statements.

## NOTES TO THE FINANCIAL STATEMENTS

1.        Summary of Significant Accounting Policies

**Nature of business:** Womp Studio, LLC (the "Company") was organized in the state of Delaware on September 1, 2016, and operates out of New York. The company operates a 3D printing and design firm.

**Management's Plans:** The Company's strategic plan for 2019 and beyond is focused on reaching profitability and continuing both paid and organic growth. These objectives will be achieved through developing software, onboarding new global partners, and growing the Company's marketing, advertising, and user growth efforts. The Company believes that the combination of its strategic plan and capital contributions from its financing operations will enable it to continue operations for a reasonable period of time.

**Basis of Accounting:** The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codifications.

**Use of Estimates:** The preparation of financials statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Property and Equipment:** Property and equipment consists primarily of 3D printers and computer hardware that are stated at cost minus accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charges to expenses as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years for 3D printers and three years for computer hardware. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

**Revenue Recognition:** The Company recognizes revenues in the period services are provided and are billable.

**Advertising costs:** The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $1,100 for 2018.

# NOTES TO THE FINANCIAL STATEMENTS

1.      Summary of Significant Accounting Policies, Continued

**Income Taxes:** The Company is treated as a partnership for federal and state income tax purposes. Its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

**Income Tax Uncertainties:** The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions and "more-likely-than-not" or being sustained "when challenged" or "when examined" by the applicable tax authorities. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that would require adjustments to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through March 31, 2019, the date the financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.      Lease

The Company leases its premises under an operating lease agreement with an expiration date of November 2021. Monthly rent expense will be $3,900 per month until November 2019, when it will increase to $4,100 for the rest of the lease term. Rent expense is expected to be $47,000 for 2019 and $49,200 for 2020.